SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 11-K

ANNUAL REPORT

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

for the fiscal year ended December 31, 2004
OR
[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                    to

Commission file number 1-8661

A.	Full title of the plan:

CAPITAL ACCUMULATION PLAN OF THE CHUBB CORPORATION, CHUBB & SON INC. AND PARTICIPATING AFFILIATES.

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

The Chubb Corporation (the “Corporation”)

15 Mountain View Road

P.O. Box 1615

Warren, New Jersey 07061 – 1615

CAPITAL ACCUMULATION PLAN OF
THE CHUBB CORPORATION, CHUBB & SON INC.
AND PARTICIPATING AFFILIATES

i

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Profit Sharing Committee

Capital Accumulation Plan of The Chubb Corporation,
Chubb & Son Inc. and Participating Affiliates

      We have audited the accompanying statements of net assets available for benefits of the Capital Accumulation Plan of The Chubb Corporation, Chubb & Son Inc. and Participating Affiliates (the “Plan”) as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits at December 31, 2004 and 2003, and the changes in its net assets available for benefit of the Plan for the year ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

      Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets held for investment purposes as of December 31, 2004 is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

ERNST & YOUNG LLP

New York, New York

June 28, 2005

CAPITAL ACCUMULATION PLAN OF

THE CHUBB CORPORATION, CHUBB & SON INC.
AND PARTICIPATING AFFILIATES

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	Dec. 31, 2004	Dec. 31, 2003

Beneficial interest in The Chubb Corporation Master Trust (Notes 1 and 3)	$1,334,574,029	$823,776,860

Participant loans	21,230,494	19,895,354

Net Assets Available for Benefits	$1,355,804,523	$843,672,214

See accompanying notes.

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended December 31, 2004

Contributions

Employees:

Participants	$2,170,373

Pay conversion	49,225,428

Rollovers and transfers from other plans	4,273,253

Transfer from The Chubb Corporation Employee Stock Ownership Plan	376,687,939

Total employees	432,356,993

Employer Match	23,760,723

Total contributions	456,117,716

Net investment gain allocated from The Chubb Corporation Master Trust (Note 3)	111,274,376

Interest on participant loans	1,014,020

Distributions to participants	(55,957,092)

Administrative expenses	(316,711)

Increase in net assets available for benefits	512,132,309

Net assets available for benefits at December 31, 2003	843,672,214

Net assets available for benefits at December 31, 2004	$1,355,804,523

See accompanying notes.

CAPITAL ACCUMULATION PLAN OF
THE CHUBB CORPORATION, CHUBB & SON INC.
AND PARTICIPATING AFFILIATES

NOTES TO FINANCIAL STATEMENTS

December 31, 2004 and 2003

1.  Summary of significant accounting policies

  Investment valuation

      The Chubb Master Trust (“Master Trust”) held the assets of the Capital Accumulation Plan of The Chubb Corporation, Chubb & Son Inc. and Participating Affiliates (the “Plan”), except for participant loans, at December 31, 2004 and 2003. At December 31, 2003 the Master Trust also held the assets of The Chubb Corporation, Chubb & Son Inc. and Participating Affiliates (the “Employers” or “Plan Sponsors”) Employee Stock Ownership Plan.

      The Plan’s investments in the Master Trust are valued as follows:

•	The Chubb Corporation common stock is valued at the last reported sales price on the last business day of the Plan year.

•	Investments in mutual funds are stated at fair value. The shares of registered investment companies are valued at the quoted market price on the last business day of the Plan year.

•	Investments in money market funds are valued at cost plus accrued interest which approximates fair value.

•	The Fixed Income Fund (the “Fund”) is invested substantially or wholly in contracts with one or more banks, insurance companies or other financial institutions under which the Fund receives a specified rate of interest, fixed income securities related to such contracts, securities issued or guaranteed by the United States government or any instrumentality or agency thereof, and other short term instruments designed to provide the Fund with adequate liquidity. The investment contracts are fully benefit responsive and are valued at contract value which approximates fair value, therefore, no valuation reserve is required. Contract value represents contributions to the fund plus interest accrued less redemptions. The interest rates for the years ended December 31, 2004 and 2003 ranged from 4.44% to 7.56% and 5.17% to 7.64%, respectively. Generally, interest rates reset quarterly or annually. However, some rates extend through the maturity date of the contract. The average yield for the years ended December 31, 2004 and 2003 was 4.68% and 5.47%, respectively. Generally, these contracts are subject to certain restrictions or penalties in the event of early withdrawal or liquidation.

      Participant loans are valued at the unpaid principal balances, with maturities ranging from one to five years or ten years in the case of the purchase of a residence. Loans issued during the period January 1, 1991 through March 20, 1994 bear interest at a rate which is equal to the prime rate charged by Citibank, N.A. as of the applicable valuation date next preceding the valuation date on which the loan is made, rounded up to the next whole integer, except that the rate shall not exceed the maximum rate permitted by applicable law. Participant loans executed after March 20, 1994 bear interest at a rate which is equal to the prime rate as reported in The Wall Street Journal on the last business day of the month preceding the valuation date on which the loan is made, rounded up to the next whole integer, except that the rate shall not exceed the maximum rate permitted by applicable law. No such loans were outstanding as of December 31, 2004.

  Security transactions

      Purchases and sales of securities are recorded on trade dates. Gains or losses on the sale of securities are based on average cost.

      Dividend income is recorded on the ex-dividend date. Interest income is recorded on an accrual basis.

CAPITAL ACCUMULATION PLAN OF
THE CHUBB CORPORATION, CHUBB & SON INC.
AND PARTICIPATING AFFILIATES

NOTES TO FINANCIAL STATEMENTS — (Continued)

December 31, 2004 and 2003

1.  Summary of significant accounting policies — (Continued)

  Administrative and investment management expenses

      All expenses related to the administration of the Plan and all fees paid to the trustee and other investment managers for the management of the Plan’s investments, except for brokerage commissions and transfer taxes are expected, but not required, to be paid by the Plan Sponsors. The Profit Sharing Committee (the “Plan Administrator”), is authorized to charge maintenance fees to Participants’ accounts. For the year ended December 31, 2004, the Plan Administrator did not charge maintenance fees.

      During the year ended December 31, 2004, virtually all expenses were paid by the Employers on behalf of the Plan.

  Use of Estimates

      The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

2. Plan description

      The following is an overall description of the Plan. More detailed information may be obtained in the Plan document which is maintained by the Plan Administrator.

      The Plan is a defined contribution plan. Generally, each eligible employee may fully participate in the Plan upon the first business day of the calendar quarter following the completion of one year of service and the attainment of age 21, or the completion of two years of service if under age 21. An eligible employee may make pre-tax pay conversion contributions and/or post-tax contributions on the first day of the month following a full calendar month of employment, but no employer matching contribution will be made until the full participation requirements described above are satisfied.

      Under the Plan, a participant may elect to have up to 25% of his or her salary otherwise due from the Employer contributed to the Plan by such Employer on a pre-tax basis (the pre-tax pay conversion contribution) or after-tax basis (the “participant contribution”). Pre-tax pay conversion contributions were subject to a limitation of $13,000 for 2004. (The limitation has increased to $14,000 for 2005.) A participant’s pre-tax pay conversion contributions are generally matched by the Employer dollar for dollar up to the first 4% of compensation (the “employer matching contribution”). In addition to a participant’s pre-tax pay conversion contributions, a participant who attains at least age 50 by the end of the year may elect to have part of his or her salary in excess of the limitation amount otherwise due from the Employer contributed to the Plan by the Employer on a pre-tax basis (“catch-up contributions”). Catch-up contributions were subject to a limitation of $3,000 for 2004. (This limitation has increased to $4,000 for 2005.) In addition, employees may make rollover contributions from other qualified plans, certain annuity contracts, eligible government retirement plans and individual retirement accounts or annuities that consist solely of eligible rollover contributions.

      The Plan allows each participant the option of investing his or her own contributions and his or her share of the employer’s matching contribution in several investment options. The investment options are composed of investments in a Chubb Corporation common stock fund, various mutual funds and a fixed income fund managed by an outside investment manager, subject to the Plan’s guidelines. Participants may, subject to limitations, transfer their investments between funds at their own request.

CAPITAL ACCUMULATION PLAN OF
THE CHUBB CORPORATION, CHUBB & SON INC.
AND PARTICIPATING AFFILIATES

NOTES TO FINANCIAL STATEMENTS — (Continued)

December 31, 2004 and 2003

2. Plan description — (Continued)

      A separate account is maintained for each participant. A participant is always 100% vested in the portion of his or her account attributable to pre-tax pay conversion contributions and participant contributions. Each participant employed on or prior to December 31, 1992 and until December 31, 2001 has a 100% vested nonforfeitable interest in the employer matching contributions (and earnings credited thereon) in his or her account. A participant hired after December 31, 1992 is required to complete five years of service in order to have a 100% vested nonforfeitable interest in the employer matching contributions (and earnings credited thereon) in his or her account. As of January 1, 2002, vesting is based on a six-year graded schedule, except that vesting for participants employed as of December 31, 2001 shall be based on the better of the previous five year cliff vesting schedule or the six-year graded schedule. Service with affiliated non-participating companies is credited in calculating participant’s vesting and eligibility service. Forfeited balances of terminated participants’ nonvested accounts are used to reduce future company contributions, restore formerly forfeited accounts of eligible rehired employees, or pay plan expenses.

      In certain circumstances, a participant may withdraw, from his or her account, an amount not exceeding the aggregate current value of his or her own participant contributions, subject to certain limitations. In the event of financial hardship, subject to limitations and penalties, an active participant may withdraw certain amounts from his or her account. All withdrawals must be in cash.

      Participants may obtain loans from the Plan. Participant loans are payable in equal installments representing a combination of interest and principal by withholding from the participant’s semi-monthly paychecks. The outstanding principal amounts of any loans can be prepaid on any business day. In the event a participant has a loan outstanding under the Plan, various limitations exist on such participant’s rights to receive further loans under the Plan.

      Upon retirement, the balance in a participant’s account is payable to him or her in a lump sum or in installments over 5, 10 or 15 years or over a period equal to his or her life expectancy or to the joint life expectancies of the participant and his or her spousal beneficiary. In addition to these options, a participant may elect to defer the lump sum payment or the commencement of installments until a time which is not later than the April 1 of the calendar year following the calendar year in which the participant attains age 70 1/2. In the event of termination of employment other than by reason of retirement, disability or death, a participant will receive the balance in his or her separate account in a lump sum payment. However, if the value in the participant’s account is greater than a certain limit, the participant may choose either to receive the lump sum distribution or to maintain his or her account in the Plan until age 65, disability or death. If a participant dies, before or after retirement or after termination, any remaining balance in his or her account is paid to his or her estate or beneficiary under any of the following payment options: (a) lump sum, (b) installments as elected by the participant prior to death, or (c) installment payments as elected by the participant’s beneficiary.

      Upon request, any lump sum distribution to a participant or his or her beneficiary from The Chubb Corporation Stock Fund may be made in common stock of The Chubb Corporation in lieu of cash payments.

      While the Employers have not expressed any intent to terminate the Plan, they are free to do so at any time subject to the provisions of ERISA. In the event of such a termination, each affected participant is entitled to receive the value of his or her account.

3. Investments

      The Master Trust is managed by Fidelity Management Trust Company (the “Trustee”). Although the Plan participants have the right to choose the investment fund(s) in which they want their accounts invested, the Trustee has limited discretionary authority over the purchase and sale of the underlying investments for certain of the investment funds, as specified in the Master Trust.

      Effective as of November 1, 2004, The Chubb Corporation Employee Stock Ownership Plan has been merged with the Plan. All assets of The Chubb Corporation Employee Stock Ownership Plan were transferred to a separate investment category within the Plan and are eligible for exchange into other Plan investment categories.

CAPITAL ACCUMULATION PLAN OF
THE CHUBB CORPORATION, CHUBB & SON INC.
AND PARTICIPATING AFFILIATES

NOTES TO FINANCIAL STATEMENTS — (Continued)

December 31, 2004 and 2003

3. Investments — (Continued)

      The Plan’s investments are in the Master Trust which was established for the investment of assets of the Plan and the Corporation’s Employee Stock Ownership Plan. Each participating plan has a separate interest in the investment funds selected by each of the Plan’s participants within the Master Trust. At December 31, 2004 and 2003, the Plan’s interest in the net assets of the Master Trust was approximately 100% and 69%, respectively. Investment income and expenses are allocated to the Plan based upon its pro rata share of the net assets of the funds selected by the Plan’s participants within the Master Trust.

      The following table presents the fair value of investments for the Master Trust at December 31, 2004 and 2003. Investments that represent 5% or more of the Master Trust investments as of December 31, 2004 and 2003 are separately identified.

	December 31, 2004	December 31, 2003

Investments, at fair value:
Fixed Income Securities

Investments in Insurance and Bank Contracts	$254,799,970	$234,087,708

The Chubb Corporation Common Stock	435,318,082	463,490,755
Mutual Funds

Spartan U.S. Equity Index Fund	136,736,411	125,753,572

Fidelity Contrafund Fund	110,190,254	89,547,249

Other	370,854,675	253,062,650

Subtotal	617,781,340	468,363,471

Money Market Funds	26,674,637	25,986,811

TOTAL	$1,334,574,029	$1,191,928,745

      Investment income for the Master Trust is as follows:

Year ended December 31, 2004

Net appreciation in fair value of investments determined by quoted market price:

The Chubb Corporation Common Stock	$54,486,141

Mutual Funds	52,251,154

Subtotal	106,737,295

Interest and Dividend Income	31,822,798

TOTAL	$138,560,093

4. Income Tax Status

      The Plan has received a determination letter from the Internal Revenue Service (the “IRS”) dated June 6, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator has indicated that it will take the necessary steps, if any, to bring the Plan into conformity with the Code.

EIN # 13-2595722
Plan # 002

CAPITAL ACCUMULATION PLAN OF
THE CHUBB CORPORATION, CHUBB & SON INC.
AND PARTICIPATING AFFILIATES

Schedule H, Line 4(i) - Assets Held for Investment Purposes

December 31, 2004

Fair
Value

Participant loans*	$21,230,494

*	Interest rates range from 5% to 10% and mature in one to five years or ten years in the case of the purchase of a residence.

SIGNATURE

      Pursuant to the requirements of the Securities Exchange Act of 1934, the Profit Sharing Committee of the Capital Accumulation Plan of The Chubb Corporation, Chubb & Son Inc. and Participating Affiliates has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

CAPITAL ACCUMULATION PLAN OF THE CHUBB CORPORATION, CHUBB & SON INC. and PARTICIPATING AFFILIATES

By:	STEVEN M. VERSAGGI
Steven M. Versaggi, Member of the Profit Sharing Committee

Dated:  June 28, 2005

EXHIBIT INDEX

Exhibit 23 Consent of Independent Registered Public Accounting Firm